

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2024

Kenneth L. Bedingfield
Senior Vice President and Chief Financial Officer
L3Harris Technologies, Inc.
1025 West NASA Boulevard
Melbourne, FL 32919

> **Re: L3Harris Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2022**
> **Response Dated January 9, 2024**
> **File No. 001-03863**

Dear Kenneth L. Bedingfield:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing